

SangCash

No Applause. Just Throw Money.

Stephen & SangCash Nashville Voyager Article

Stephen & SangCash on Subforty Nashville

SangCash featured on Venture Nashville Connections

SangCash Website

WeFunder Testing the Waters Disclosure

SangCash on WeFunder





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